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                               HARSCO CORPORATION
                                                                      Exhibit 12
               Computation of Ratios of Earnings to Fixed Charges

                            (In Thousands of Dollars)

                                              Six Months                             YEARS ENDED DECEMBER 31
                                                Ended        ---------------------------------------------------------------------
                                               6/30/96          1995           1994           1993           1992           1991
                                               -------       ---------      ----------     ----------     -----------    ---------
Consolidated Earnings:

   Pre-tax income from continuing
      operations (1)                          $ 100,427      $ 161,231      $ 146,089      $ 137,151      $ 140,576      $ 119,647

   Add fixed charges computed below              14,229         33,121         37,982         23,879         22,425         23,544

   Net adjustments for equity companies         (15,659)        (4,320)          (134)          (363)          (454)          (439)

   Net adjustments for capitalized
      interest                                     --             --             (274)          (172)          (134)          (469)
                                              ---------      ---------      ---------      ---------      ---------      ---------

Consolidated Earnings Available for
   Fixed Charges                              $  98,997      $ 190,032      $ 183,663      $ 160,495      $ 162,413      $ 142,283
                                              =========      =========      =========      =========      =========      =========

Consolidated Fixed Charges:

   Interest expense per financial
      statements (2)                          $  12,067      $  28,921      $  34,048      $  19,974      $  18,882      $  18,925

   Interest expense capitalized                      66            134            338            332            355            574

   Portion of rentals (1/3 ) representing
      an interest factor                          2,096          4,066          3,596          3,573          3,188          4,045

   Interest expense for equity companies
      whose debt is guaranteed (3)                 --             --             --             --             --             --
                                              ---------      ---------      ---------      ---------      ---------      ---------

Consolidated Fixed Charges                    $  14,229      $  33,121      $  37,982      $  23,879      $  22,425      $  23,544
                                              =========      =========      =========      =========      =========      =========

Consolidated Ratio of Earnings to
   Fixed Charges                              $    6.96           5.74           4.84           6.72           7.24           6.04
                                              =========      =========      =========      =========      =========      =========


(1) 1992 excludes the cumulative effect of change in accounting method for postretirement benefits other than pensions.

(2)      Includes amortization of debt discount and expense.

(3) No fixed charges were associated with debt of less than fifty percent owned companies guaranteed by the Company during the five year period 1991 through 1995, and the six months ended June 30, 1996.